June 5, 2014
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tia L. Jenkins
Myra Moosariparambil
Nasreen Mohammed

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 14, 2014
Response dated April 15, 2014
File No. 001-08944

Ladies and Gentlemen:
Cliffs Natural Resources Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 22, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Data, page 108
Notes to Consolidated Financial Statements, page 115
Note 1. Basis of Presentation and Significant Accounting Policies, page 115

1.
We note your response to prior comment four related to the $45.1 million non-controlling interest error for Bloom Lake corrected in 2013. You state that the error was first noted in the first quarter of 2013 and fixed through a reclassification adjustment. Then during the fourth quarter, due to a dilution of a non-controlling owner in the Partnership, you determined the reclassification was incorrect and instead the correction should have been through earnings. Please address the following in relation to this error:

•
Provide further information to help us understand how you considered the identification and correction of the error in your evaluation of internal controls over financial reporting (ICFR) as of December 31, 2013 and whether control deficiencies existed due to the error. To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified.

•
In addition, describe the evaluation performed on whether there was a reasonable possibility that your controls would have failed to prevent or detect a material misstatement associated with other related aspects of the consolidation process.

•	Last, tell us if the identification and correction resulted in changes to your internal controls and if so, describe those changes and the timing.
Response:
The identification of the error resulted in an evaluation of our internal controls designed to prevent or detect matters within our consolidation process, particularly related to the residual effects of non-routine transactions, such as application of acquisition accounting and post-acquisition effects of fair value measurements. Prior to the issuance of our financial statements and filing of Form 10-K with the Commission, the Company reviewed the correction with a cross-functional management team to evaluate the origin of the error and its correction, review the processes and controls in place at the time of the acquisition and in subsequent periods prior to its correction, review the processes and key controls in place throughout and as of the end of 2013, and determine if there were additional areas in our financial reporting control environment that may be impacted by any identified control gaps. It was concluded that the control environment had adequate controls in place to prevent or detect a material misstatement. Therefore as of the date of our annual assessment, the noted control deficiency was not deemed to be a material weakness within our system of internal controls over financial reporting.
Our financial reporting process includes a number of controls over recognition, subsequent measurement, allocation, financial statement presentation and other considerations key to management’s responsibilities for accurate and timely financial reporting. These include, but are not limited to, review and authorization controls of significant transactions, contracts, relationships and system configuration controls that are considered in this assessment, which we concluded were designed and operating effectively.
As discussed in our response to the Staff’s previous comment, the error was caused by a failure to allocate a portion of the fair value adjustments resulting from the acquisition of our majority interest in the Bloom Lake partnership in 2011 to the noncontrolling interest presented in our consolidated financial statements from the period from May of 2011 through December of 2012. Given that the results of the less-than-wholly owned subsidiary were fully consolidated, and that the error to the financial statements was limited to the allocation of earnings/losses to the noncontrolling interest, we determined that the control weakness related to the allocation and review of the earnings attributable to noncontrolling interests was not so severe as to constitute a material weakness within ICFR. However, enhancements to our controls related to the appropriate allocation of earnings and losses were necessary to mitigate the risk that errors are detected in a timely manner, particularly related to the noncontrolling interest element of our financial statements.
As discussed in our prior response, the initial interpretation of the guidance, which was that the error be corrected through a reclassification adjustment in equity, was incorrect and identified in the fourth quarter as we analyzed the financial statement impact of a dilution event of our one of our noncontrolling interests. We likewise evaluated our review controls over the noncontrolling interest element of our financial statements and overall controls related to our consolidation noting that the detection risk of misstatement due to misapplication of accounting principles was isolated to this particular element of our financial statements, and therefore not so severe as to constitute a material weakness. In making this determination, we considered guidance provided by SEC Release No. 33-8810 noting that risk factors affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial statement amount or disclosure. We concluded that the financial reporting element involved did not indicate an unmitigated misstatement risk existed within our financial reporting or consolidation process.
As a result of this assessment, in 2014 we implemented process and control improvements related to the allocation of income/expense to our less-than-wholly-owned consolidated subsidiaries. The process improvements include enhancements to our review controls over the financial statement activity attributable to our noncontrolling interest, the vast majority of which is driven by our Eastern Canada Iron Ore operation. This is not considered a significant change in our internal controls, but instead an enhancement of our existing controls. The Company believes that the proper execution of its key controls in the 2013 fiscal year resulted in the detection of this issue, although not in a timely manner. The Company concluded that the current control processes in place are now being properly executed to prevent errors of this type from occurring in future periods.
Note 15. Income Taxes, page 179

2.
We note your response to prior comment five regarding income not subject to tax is related to intercompany notes between the U.S. parent entity and the Canadian subsidiary and the second note between a Canadian subsidiary and an Australian subsidiary. We note from your response to prior comment one that short-term intercompany loans outstanding during 2013 were approximately $200 million. Please further explain how the tax benefit of $106.5 million related to the intercompany loans was determined. Please clarify if the tax benefit is related to only the short-term intercompany loans or other items which have been aggregated.
Response:
The tax benefit of $106.5 million is related to long-term intercompany loans between certain foreign subsidiaries and is a result of the difference in the taxation of the instrument in the United States, Australia and Canada. Interest expense is deductible by the debtors in Canada and Australia and interest income is excluded from taxable income by the creditor in the United States and Canada, resulting in an income tax benefit of $106.5 million.
Separately, the foreign currency gains discussed in previous comment one relate to short-term intercompany loans with our Australian subsidiary, whose functional currency is the Australian Dollar and, in accordance with ASC subparagraph 830-20-35-3(b), is remeasured and resulting gains and losses are included in determining consolidated net income, as it is not of a long-term investment nature. The tax benefit of $106.5 million does not relate to these short-term intercompany loans.
Closing Comments
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to call me at 216-694-4395.

Sincerely,

/s/ Timothy K. Flanagan
Timothy K. Flanagan
Vice President, Corporate Controller
and Chief Accounting Officer